Filed by Integrys Energy Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended
Subject Company: Integrys Energy Group, Inc.
Commission File No.: 1-11337

On July 3, 2014, Integrys Energy Group, Inc. (“Integrys”) provided the following Q&A sheet to Integrys employees on Integrys’ intranet site:

Questions & Answers about Wisconsin Energy Corporation's Acquisition of Integrys Energy Group
July 3, 2014

1.	Did you talk with anyone else/any other companies?

We evaluated a number of other logical combinations and concluded that this combination was the most compelling and in the best interests of all the Company’s stakeholders with a strong strategic rationale including the creation of unmatched shareholder value.

2.	Why is Integrys being sued over the announcement of the acquisition by Wisconsin Energy?

More than 90% of public company acquisitions attract shareholder litigation and ours is no exception. The basic premise of such lawsuits is an allegation that the selling company did not secure a high enough price and that the company’s directors and management breached their fiduciary duties by agreeing to sell. These types of lawsuits are often dismissed or settle for a nominal amount. Integrys and the board of directors intend to vigorously defend any litigation with respect to the transaction.

3.	What happened to us controlling our own destiny?

We have controlled our destiny by selecting a partner that will fuel long-term growth. The utility industry is consolidating. Our focus on being a strong company has enabled us to remain independent. And now that consolidation has come to our door, we are fortunate to have a strong potential partner in WEC.

4.	Will there be a hiring freeze?

The announcement of the proposed transaction will not trigger a hiring freeze. As we always have done, we will carefully review each hiring decision. We will follow the approval process that is in place today.

5.	What is happening with Trillium CNG as it relates to this transaction?
Trillium CNG is part of this transaction, as are IBS, the regulated utilities and TEGE solar generation. Only TEGE’s retail marketing business and UPPCO are excluded.

6.
What exactly does operating headquarters in GB, Milwaukee, and Chicago mean? Is the vision that the support groups will be in all three locations and we will have a virtual organization similar to today? Or will it be more area by area in one location?

The corporate headquarters will be in metropolitan Milwaukee. In addition, there will be locations in Green Bay and Chicago. As yet, there is no physical or virtual plan for the support groups. That will be worked out in our transition planning.

7.	Will a "major milestone" schedule be available with items like FERC and PSCW filings?
Both parties are in the early planning stages for items like FERC and PSCW filings. We anticipate a timeline will be developed in connection with all of this work.

8.	Will the operating headquarters include separate Energy Supply resource strategy, planning, operations and engineering?
It's too early in the transaction to say what business functions will be located in any particular area of the company or geography. More information will be shared as we get further along.

9.	At what leadership level will the WEC Energy Group executive team replace the Integrys team? Charlie Schrock’s direct reports? Larry Borgard’s direct reports?
The agreement states that WEC's senior officers will become WEC Energy Group's senior officers. It's too early in the process to know how that will affect the Integrys senior staff.

10.	Will the utility companies be changing their names?

No, the operating utilities and Trillium CNG will continue to operate under the same names as they have today. Our customers and the communities we operate in are familiar with these company names, so they'll remain.

11.	Will district offices be combined in locations where WPS and WE Energies offices are close together?
It is too early to know whether any WPS and WE Energies office locations will be combined.

12.	When WEC acquires Integrys and we begin to operate as WEC Energy Group, will we begin to see higher workloads for employees?

Workloads are generally determined by each work group in response to demand for the work. Consistent with past practice, workloads will likely be adjusted to meet changing demands but we do not know what, if any, adjustments will be needed at this time.

13.	When will we meet the leadership team and counterparts from WEC?

We do not have any firm timeframes for meetings between WEC and TEG leadership teams or counterparts at this time.  These types of meetings will be part of the transition planning process, which is still being developed.

14.	How should we approach the budget season going into 2015 and 2016? Is it business as usual?
Yes, approach the budget season as you normally would.

15.	How do WE Energy's mission, vision and values compare to those of Integrys?

Wisconsin Energy Corporation follows a set of guiding corporate principles very similar to Integrys' vision and values. The company's vision is "…to be the industry leader in customer satisfaction." Its values, which guide the behavior of every employee interaction and decision, include Safety, Integrity, Diversity, Inclusion, Customer Focus, Sense of Urgency, Financial Discipline and Personal Responsibility for Results. They are viewable online at wisconsinenergy.com/govern/corp_principles.

16.	Are we facing a reduction in force or could there be additional opportunities for employees?

The transaction is not based on any specific synergies, particularly in the early years. Structure and staffing will be evaluated over time. Our primary focus will be on safe, reliable and efficient operations and service to our customers.

17.	What's in it for our customers? WE Energy's rates are higher.

Customers can expect to see benefits in three ways. First, the new company plans to continue both companies' histories of community support. Second, the new company will continue to invest in infrastructure (pipes and wires) that support reliable gas and electric service. Third, the combined companies' financial strength and resources are expected to have a positive impact on future rate requests. The utilities will be operated separately and rates will continue to be determined by the state regulatory commissions.

18.	If it was our strength that got us this attention and price, why are none of our executives going over in the deal?
It is not unusual in transactions like this for the acquiring company to put its own executives in charge of the new company.

19.
I noticed that some of our executives sold stock right after the announcement that we are being acquired by Wisconsin Electric Corporation. That seems odd – is there anything improper about those sales?

The executives who sold stock did so as part of a pre-arranged, third-party arrangement called a 10b5-1 plan that is allowed both by company policy and SEC rules.

20.	Wisconsin Energy does not have plants like Pulliam. Will Pulliam be shut down following the acquisition?
Pulliam, like all of the WPS generation fleet, is evaluated on its own as part of the company's Invest in the Future initiative. The transaction with WEC has no impact on those plans.

21.	Will our boards of directors merge or will the new company be guided by Wisconsin Energy's board?
The WEC Energy Group board of directors will consist of the current nine-member Wisconsin Energy Board, plus three members from the current Integrys board.

22.	What happens to the ServiceChoice business at MERC?

We anticipate that the ServiceChoice business at MERC will continue current operations through the closing of the transaction. However, as we do today, we anticipate that MERC will continue to evaluate this portion of its business as it has done in the past, post-closing.

23.	Will MERC and the other subsidiaries still receive the same level of IBS support as they do today?
Yes, the acquisition agreement requires us to continue running the business as we have.

24.	When will the new organization structure be known? What’s the plan for “filling the boxes”?
There is a lot to be done before we can answer these questions. Rest assured, we will keep employees informed of progress on these questions.

25.	If someone ends up not part of the organization, how and when would that be communicated?

We are quite some time from knowing who will be filling which position or “box.” If, at some point in the future, it is determined that an individual does not have a place in the new organization, he/she would be informed in an appropriate manner.

26.	What restrictions do we have under the agreement?

Generally speaking we should be operating “business as usual” between now and closing.  (anticipated in 2015). There are portions of the agreement which specifically describe what we call “interim operating covenants,” or the terms we can operate under during the period between signing and closing. If you are not sure whether what you are planning to do constitutes “business as usual,” you should ask your leader.

27.	What about current retirees' pensions? Will those be honored?

The monthly benefits of retirees will be honored per the terms of the Pension Plan. The Plan follows the requirements of ERISA, the federal law that governs and protects pension plan participants' rights.

28.	Are the pension funds safe for current employees?

There are very strict federal laws that protect pension benefits. The Plan assets are held in a separate trust and can only be used for the specific purpose of providing pension benefits. They are not general assets of the Company. Retroactive changes are not allowed per federal law.

29.	Are any severance packages going to be offered?
In the event there are any staffing reductions post-closing, we anticipate that severance benefits comparable to those in our Integrys Severance Policy would be offered to eligible employees.

30.	Will we transition to their benefits and insurance plans?
It's too early in the process to answer this. It's a decision that will be made at a future date.

31.	What happens to employees' Retirement Medical Contribution Credits they have earned if they don't retire or are too young to retire after the closing of acquisition?
This is a decision that will be made at a future date.

32.	How will the cash ($18.58/share) be paid out regarding our ESOP shares? Will the “cash” remain in our 401K / ESOP account as tax-deferred money or is a taxable event going to occur?

The ESOP Plan, as well as those legacy PEC 401(k) plans that have an Integrys stock fund, is a qualified retirement plan, so any changes to the underlying investments happen inside that specific plan. We do not anticipate any separate distribution outside the Plan that would result in a tax-consequence for anyone who is an active employee.

33.	How do WEC’s benefits compare to those of Integrys?
We are not familiar as yet with the details of their plans. Information about benefits will be provided later in the transition process.

34.	What types of benefits changes are likely?
There is a one-year period of protection for compensation and benefits post-closing. We are very early in the transaction, so it's impossible to predict what changes might be coming after that.

The following questions in the queue for responses:

●	Will regulators have a problem with the combined company owning 60% of ATC?
●	What are the names of the systems that WEC uses?
●	Will WEC entertain some of our systems and processes?
●	Will WEC outsource parts of what we do today?
●	Has WEC embraced Change Management, Project Management and Lean/Six Sigma (Competitive Excellence)?
●	After the close of the sale, will IBS employees need to relocate?
●	Is the sale solely to help us fund projects that we thought were already funded?
●	Is the Integrys Tuition Reimbursement Program covered in the one-year compensation continuation pledge?
●	After the sale, will there be a merger of both companies’ tuition reimbursement programs as opposed to a WEC policy adoption?

Additional Information and Where to Find It

In connection with the proposed merger between Wisconsin Energy and Integrys, Integrys intends to file relevant materials with the Securities and Exchange Commission (the “SEC”), including a Wisconsin Energy registration statement on Form S-4 that includes a joint proxy statement/prospectus. Integrys urges investors and shareholders to read the joint proxy statement/prospectus and any other relevant materials when they become available, because they will contain important information. Investors and shareholders will be able to receive the joint proxy statement/prospectus and other documents free of charge at the SEC’s website, http://www.sec.gov, and from Integrys Energy Group, Inc., Investor Relations, 200 East Randolph Street, 23rd Floor, Chicago, IL 60601.

Participants in Solicitation

This communication is not a solicitation of a proxy from any investor or shareholder. Integrys and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed merger. You can find more information about Integrys’ executive officers and directors in its definitive proxy statement for its 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 27, 2014. This document can be obtained free of charge from the sources indicated above. Information regarding the interests of these participants will be included in the joint proxy statement/prospectus when it becomes available.

Non-solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.